UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of August 2010 (second filing)
Commission File Number: 0-49888
Randgold Resources Limited

(Translation of registrant’s name into English)
La Motte Chambers, La Motte Street, St. Helier, Jersey, JE1 1BJ, Channel Islands

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

     Attached to the Registrant’s Form 6-K filing for the month of August 2010, and incorporated by reference herein, is:

Exhibit No.	Description

1.	Release, dated August 23, 2010, entitled “Randgold Resources Announces Disposal of 5 000 000 Common Shares in Volta Resources Inc”.

2.	Release, dated August 24, 2010, entitled “Restricted Stock Award and Sale of Shares: G P Shuttleworth”.

3.	Announcement regarding the change of the Registrant’s registered address, made by the Registrant on August 25, 2010.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RANDGOLD RESOURCES LIMITED
By:	/s/ David Haddon
David Haddon
Group Company Secretary

Dated: August 27, 2010